LAW OFFICES OF
EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.

TWO PENN CENTER PLAZA, SUITE 220	TELEPHONE: (215) 851-9800
1500 JOHN F. KENNEDY BOULEVARD	DIRECT DIAL: Ext. 222
PHILADELPHIA, PENNSYLVANIA 19102	FAX: (215) 851-9820

May 4, 2005

VIA FAX

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-00405
ATTN:  Mr. Kevin Stertzel
Fax No: 202-942-9528

Re:	Daleco Resources Corporation
File No: 0-12214

Gentlemen:

                 By letter dated April 12, 2005, the Staff of the Securities and Exchange Commission (“SEC”) (“Staff”) provided comments (“Comment Letter”) to Daleco Resources Corporation’s (“Daleco”, the “Company” or “Registrant”) Form 10-KSB filed with the SEC on January 18, 2005 and Form 10-KSB/A filed February 3, 2005 (“10-K”).  By letter dated April 20, 2005, the Staff granted the Registrant until May 4, 2005 in which to respond to the Comment Letter.  For ease of reference, we have incorporated the Staff’s comments, with Daleco’s comments immediately following.

Comment #1.

Note 2D. Site Restoration, Dismantlement and Abandonment Costs. page 48

1.
We note your accounting policy disclosure and it appears that you have not adopted the provisions of SFAS 143. On a supplemental basis, please provide us with an analysis of your asset retirement obligations, including the disclosures normally required in accordance with paragraph 22c. of SPAS 143. At a minimum, we would expect this to include all plugging and abandonment costs associated with your oil & gas wells, and also any reclamation costs incurred from mining activities.

EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.	Page 2

Answer:

The Company is aware of the provisions of SFAS 143 as they relate to anticipated oil and gas well plugging and mine reclamation expenditures. The Company’s position with respect to each of these areas are discussed below:

SFAS 143: Disclosures:

                 22. An entity shall disclose the following information about its asset retirement obligations:
                 a. A general description of the asset retirement obligations and the associated long-lived assets.
                 b. The fair value of assets that are legally restricted for purposes of settling asset retirement obligations.
                 c. A reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations showing separately the changes attributable to (1) liabilities incurred in the current period, (2) liabilities settled in the current period, (3) accretion expense, and (4) revisions in estimated cash flows, whenever there is a significant change in one of more of those four components during the reporting period.
                 If the fair value of an asset retirement obligation cannot be reasonably estimated, that fact and the reasons there for shall be disclosed.

Oil and Gas Well Abandonment Costs

As indicated in the Company’s financial statements, the Company believes that the projected salvage value of the residual lease and well equipment on its various properties will be sufficient to cover the various expenditures associated with well abandonment.  This position is based on the Company’s historical ability to sell off its marginal properties prior to their eminent abandonment to local operators and /or to “sell” wells slated for abandonment to equipment salvage operators for their assumption of all plugging and abandonment obligations.  Over the last several years, the Company has disposed of numerous wells in this manor.  There is no reason based on the current state of the oil and gas industry to believe that these types of  “well divestment” opportunities will not continue.  As such, no abandonment obligations have been recorded on the financial statements. The Company also maintains/complies with the various State bonding requirements dealing with future plugging obligations etc to cover “orphan well” situations.

Mine Site Reclamation Costs

The Company has not accrued on its financial statements any costs associated with the potential reclamation cost for its mineral extraction sites.  As indicated in those statements, the Company typically conducts it mining operations through the use of site-specific contract operators.  Under its agreements with its operators, the costs associated with the potential near term (initial year etc) site abandonment and reclamation costs are the obligation of the operators. Since the Company’s mineral deposits have just entered or now approaching the startup of significant extraction efforts the costs associated with any reclamation work is subject to the site

EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.	Page 3

management agreements. As the extraction work expands and extends beyond the initial operating years, the Company will include information relative to its percentage of indicated future site reclamation costs in its financial reports.

Comments #2.

Note 5- Mineral Properties, page 50

2.
We note the value assigned to your mineral properties and your related disclosures. It appears from your filings that the value assigned to these properties has not changed since your acquisition in year 2000. We also note from the explanatory paragraph within the Report of Independent Registered Public Accounting Finn that the Company “has uncertainty relative to full recoverability of its assets including Clean Age Minerals, Incorporated”. It also appears from your filing that you have been unable to move these properties beyond an exploratory stage. Please provide us with a copy of your impairment analysis prepared in accordance with SEAS 144, and any supplemental support for your conclusion that the recoverability for amounts invested in these properties are not impaired.

Answer:
As indicated in SFAS 144, for the purpose of our financial statements, impairment is the condition that exists when the carrying amount of the long-lived asset (asset group) exceeds its fair value.  In the case of the book carrying value of the Clean Age Minerals deposits, the Company “booked” these assets at their cost. At the time of acquisition the “booked cost basis “ was calculated to a value equivalent to approximately $0.006 per indicated ton of resource acquired.  As such, the Company has a very conservative book value basis for its properties as compared to the indicated fair value of the various mineral deposits as identified in the geological reports. Furthermore, based on the apparent market acceptance of the various products now being offered (Sierra Gold ™ and ReNuGen™) and the margins being realized, there does not appear to be any basis for “impairing” the carrying value of the individual properties at this time.

                 To assure that the commercialization efforts for the various mineral deposits are moved forward, the Company has entered into various operating arrangements with third party entities involved in the mining and/or marketing of industrial minerals. The execution of these various arrangements has been reported in the Company’s financial statements and in other required filings. (See Form 8-K dated December 3, 2004, Form 8-K dated February 17, 2005 and Form 8-K dated March 16, 2005.)
For reference, the following table is provided which reflects the company’s current internal assessment of the properties’ value versus their book carry values. The assessment takes into consideration the terms of the company’s various operating agreements (see above), expected cost structure and the targeted development and marketing plans for the various minerals deposits.

EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.	Page 4

	Carrying Value		Projected Value

Property	Original	Current	Cum CF	NPV@10%

CaCO3	$2,731,972	$2,479,972	$8,807,400	$3,000,043
Kaolin	$3,572,578	$3,560,578	$92,967,994	$28,308,079
Zeolite	$6,304,550	$6,268,550	$307,439,675	$92,484,030

As indicated no impairment is indicated at this time.

Note 6— Patents and Technology,  page 51

3.
We note your disclosure relative to your subsidiary “16/6 Inc.” and its patent application denial in 2003. Please tell us and disclose the amount of assets included within you financial statements associated with this subsidiary and the related technology for all years presented We note within your subsequent event disclosures the sale of this technology for an undisclosed amount. Please modify your disclosures to indicate the value of the subsequent transaction and any expected gain or loss on sale. Please note, to date, we are unable to locate a registration statement filed in the name of the acquiring entity as anticipated by your disclosures.

Answer.
Under the terms of an Asset Acquisition Agreement (“AAA”) dated December 1, 2004 by and among PSNet Communications (Later merged with Ostara Corporation) and Daleco Resources Corporation, Daleco sold its I-Squared and I-Top information technologies to PSNet for 3,000,000 unrestricted common shares and the warrant rights to acquire an additional 15,000,000 shares.  The warrants rights are for a period of one year and have an escalating exercise price starting at $2.00 per share and rising to $8.00 per share on a quarterly basis.  That transaction had a targeted closing date of March 2005.  At the time of the signing on the AAA PSNet was a private entity that was targeting a public offering and registration of its securities in March 2005.  As such the no specific value could be placed on the PSNet securities.  Subsequent to the PSNet/Daleco transaction PSNet was acquired by/merged with Ostara Corporation (“Ostara”) a publicly traded entity with Ostara assuming the obligations of PSNet as the successor entity.

Ostara initiated the actual transfer of securities (Ostara Common Stock & Warrants) commenced on March 31, 2005.

In December 2004, the Daleco assets subject to the terms of the transaction had a Book Value Basis (“BVB”) of $542,621.  Since PSNet’s securities were not registered under the ‘33 Act, but subject to a demand registration, Daleco treated the transaction as “swap” of assets of equivalent value.  It therefore transferred the BVB of the IT assets divested to the securities it received for book purposes.  No value was assigned to the warrant rights since they were priced significantly “out-of-the-money” market wise compared to the near term trading value of the stock received.  2,000,050 shares of the Ostara common

EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.	Page 5

stock and equivalent warrant rights were delivered to Daleco’s shareholders as a special dividend in accordance with the AAA.  This Distribution also commenced on March 31, 2005 and was managed directly by Ostara’s stock transfer agent, PacWest Transfer.

                 We believe that the expected gain is the same subject as contingent gain discussed under FAS 5, paragraph 17 which prohibits the recognition and disclosure of contingent gain.

                 17. The board has not reconsidered ARB 50 with respect to gain contingencies. Accordingly, the following provisions of paragraphs 3 and 5 of that Bulletin shall continue in effect:

                           a. Contingencies that might result in gains usually are not reflected in the accounts since to do so might be to recognize revenue prior to its realization.
                           b. Adequate disclosure shall be made of contingencies that might result in gains, but care shall be exercised to avoid misleading implications as to the likelihood of realization.

Report of Independent Registered Public Accounting Firm on Supplemental Financial information, page 65

4.
We note the additional opinion included within your filing but are unclear as to the information to which it opines. It would appear the report is intended for the information included within pages 66-71 of your filing; however, the report refers to pages 70-75.  Also, to the extent the opinion covers pages 66-71 of your filing, tell us how your independent registered accountants are able to opine on the fairness of quantities presented for oil and gas reserves.

Answer:	The Opinion was intended to refer to Schedules V, VI and X of the Registrant’s 10-K. Future filings will only contain a reference to the Schedules and not pages.

Measure of Discounted Future Net Cash Flow from Estimated Production Proved Oil and Gas Reserves Standardized, page 70.

5.
We note within your presentation of the standardized measure the absence of any expected future income taxes. Please note, that only loss carry forwards pertaining to oil and gas activities can be considered for the determination of future income taxes for this measure. Please refer to paragraph 30c. of SFAS 69. If your measure considers loss carry forwards that are the result of non-oil & gas activities, please modify your presentation accordingly.

Answer:
The net loss carry forward reported in the financial statements relates to the Company’s oil and gas activities and therefore is applicable to the calculation.  We will clarify in future reports that the NOL is available only against Oil and Gas revenues and activities.

EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.	Page 6

Petroleum Engineering Comments

Description of Business, page 1

Proved Reserves, page 9

6.
We note the statement that your reserve estimates for your in-house staff computed your Appalachian properties based on internally generated decline curves for each well. Please provide us with these internally generated decline curves showing the well’s actual production and your estimate of future production for the well on the same graph.

Answer:
The requested production curves for the various wells have been included. (See attached). By way of further answer, the State of West Virginia tax assessment on select wells have also been attached for reference. Note that the assessments are based on the reserve value assigned for each well by the State of West, Virginia.

7.	Supplementary describe the qualifications of the in-house staff that performed the Appalachian reserve estimates. We may have further comments.

Answer:
Mr. Novinskie is a 1972 graduate of Pennsylvania State University with a degree in Petroleum and Natural Gas Engineering. Mr. Novinskie worked with Amoco Oil Company as a Petroleum Engineer for approximately 10 years. While with Amoco and holding the position of reservoir engineering supervisor, he worked as one on the Company’s representatives on the industry panel for the development of initial reserve recognition accounting guidelines. In 1981, Mr. Novinskie left Amoco to work for Omni Exploration a small, public independent oil and gas exploration and production Company. Mr. Novinskie rose from the position of a regional Petroleum Engineer to President of the Company. In 1987 Omni was sold to Carin Energy. Mr. Novinskie then was employed by the Huntington Bank, in Columbus, Ohio as a Vice President in the Energy Lending Department and Chief Oil and Gas Technical Officer. In this capacity, Mr. Novinskie and his technical staff were responsible for the direct and oversight evaluations of several thousand Ohio, Pennsylvania and West Virginia wells comprising the bank’s loan portfolio.  While with the Huntington Bank, Mr. Novinskie received an MBA from Case Western Reserve University specializing in Banking and Finance. Mr. Novinskie also worked as a Petroleum Engineer and Executive Vice President for Broad Street Financial Company, and Vice President of Deven Resources, Inc., two private oil and gas exploration entities, prior to joining Daleco as its President. For all of his time in the Oil and Gas industry spanning some 33 years, Mr. Novinskie has been involved in and performing reserve analysis.

8.
We note the large increase in proved gas reserves in West Virginia in 2004 versus those reported in 2003. Supplementally, describe to us the basis for this large increase in reserves and tell us who performed these reserve estimates.

EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.	Page 7

Answer:
The increase in reserves from the 2003 to 2004 filings for the Company’s West Virginia properties were the result of several factors to include sustained well performance and the continuation of favorable gas pricing.  Well deliveries were favorably impacted by modification to the natural gas gathering system servicing the wells. It is the Company’s policy to “discount” to a certain degree swings in producing levels not associated with sustained performance. As such, the general gas production increase in 2003 (41%) as compared to the average levels in 2002 was “discounted” to a degree in the forecast for that year and “honored” in the 2004 forecast as a result of the average production being sustained (increase of 3% over the 2003 levels) for the group of properties.  With respect to natural gas sales prices, in 2003 the price utilized was $5.60 per Mcf while this price increased to $6.36 in 2004. Additionally, the improved producing /sales volumes from the Company’s West Virginia wells reflected the increased demand for natural gas in the area and the more efficient use of the gathering system’s available compression horsepower.

9.
You state that all reserve estimates to some degree are speculative and that the classifications of reserves are only attempts to define the speculation involved. Reserve classification is an attempt to define the uncertainty of the reserve estimates. We do not concur with your statement that reserves calculated by engineers may vary “substantially.” If they do, then the issuer should go back and determine why those differences occur and which estimate seems the most reasonable. For proved reserves you should be reasonably certain or have little doubt that you will recover those amount of reserves or more. Since proved reserves are the only reserve classification that you may disclose in an SEC filing please revise your document to include the SEC definition of proved reserves found in Rule 4-10(a) of Regulation S-X and remove the statement concerning speculation of reserve estimates. It you are not reasonably certain that you will recover the volumes or reserve that you are disclosing as proved, please revise your document to disclose only those proved reserve volumes you are reasonably certain of recovering as defined by Rule 4-10(a) of Regulation S-X.

Answer:
The definition of “Proved developed reserves” is on page 18 of the Registrant’s 10-KSB, under Item 2, Description of Property, Oil and Gas Interests. The “qualification” to which you refer, is we believe, standard in the industry since proven developed reserves are an estimate of actual production which can only be achieved on certain assumptions, one of which is the price of the product. Daleco has no control over the market price for its production. Reserve analysis is not an exact science. The statement in question is intended to advise the reader that petroleum engineering is not an exact science and that the reader should not assume that the estimates contained in Daleco’s report are a guaranteed figure.  Differences as to reserve estimates between petroleum engineers may vary by 10-15%.  This difference is normal based on the internal assumptions made by each petroleum engineer.

EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.	Page 8

Description of Properties, page l7

Texas, page 18

10.
You state that in the Austin Chalk trend that significant oil and gas production is generally obtained only by intersecting vertical fractures in the rocks. Please revise your document to quantitatively describe what you mean by significant oil and gas production.

Answer: The Company believed that that its current producing properties are located in areas of favorable in situ fracture with the primary producing zone, the Austin Chalk Formation.  While absolute confirmation data of this Company belief is not possible to provide, historical industry drilling and completion information would provide antidotal evidence. For example in the counties in which the Company has its Austin Chalk wells, industry operators, Daleco’s Texas operating subsidiary Westland Resources included, have drill hundreds of horizontal wells to tap the indicated natural fractures.  The use of multiple and multi-directional lateral  (i.e. the horizontal component of the well bores) in numerous wells in the area all support the fact that the industry players operating with the Austin Chalk believe that the natural fracture with the formation are numerous and complex and contribute to the production characteristic of any well. Supplemental Information (Unaudited), page 68 of the 10-K

11.
You state that you believe your Texas leases are located in areas of better fracturing.  Please revise your document to provide the evidence and support of this statement or remove it from the document.

Answer:  The Company’s statement is based on the experience of management who has been involved in the Austin Chalk Area for over 25 years. Since this point may be debatable and only confirmed by actually drilling, the Company is willing to remove this comment from future filings.

Estimated Net Quantities of Proved Oil and Gas Reserves, page 69

12.	We note that large negative revision in oil and gas reserves in 2003. Supplementally, please describe to us in as much detail as necessary the nature of these revisions.

Answer:
The negative revision in the reported oil and gas reserves in the Company’s 2003 filing as compare to 2002 were the direct result of several factors both business based and production performance based. On the business side, in the later part of 2002 (beginning of the Company’s fiscal 2003 year) the Company sold certain small producing interests in Oklahoma. As a result, the projected future proved producing reserve quantities of oil were reduced by roughly 9,700 barrels (61%) and 7,600 mcf (27%) net to the Company’s interest in Oklahoma from the prior year’s levels inclusive of recorded production. The more significant factors contributing to the reported reserve decline were seen in the Company’s Texas properties.  The factors that can be identified deal with individual well

EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.	Page 9

performance parameters and tighter criteria for accepting and/or rejecting development well projects for inclusion in the Company’s Proven Undeveloped Reserve classification.  The well performance parameter identified during the preparation of the 2003 reserves assessment for the Company’s Texas properties was that certain of the wells seemed to experiencing an increase in producing gas oil ratio on a sustained basis as compared to prior years. This increase was factored into the forecasts of future production levels by the Company’s oil and gas consultants for the 2003 report.  As a result the projected recoverable reserves for the Texas properties declined from the 2002 levels by roughly 10,100 barrels (22% inclusive of recorded production) while the natural gas reserves reported declined by about 9% also inclusive of production.  The remaining factor that can be identified and quantified is the number of development well project included in the Company’s report as containing Proven Undeveloped Reserves. In the 2002 report the Company included a total of thirteen (13) well projects in its forecasted Proven Undeveloped Reserve category. These wells were scheduled to be funded under the Company’s existing financing arrangement and schedule out over a set time development period.  In the 2003 Reserve Report the treatment of these projects were scaled back to reflect a pending change in the Company’s financing arrangements and the subsequent potential developmental schedule.  This revised develop plan reduced the number of potential wells to six (6) in the Proven Undeveloped Reserves category.  The result of this plan change was to reduce the 2003 projected Proven Undeveloped Reserves by some 291,000 barrels (50%) and 1,200,000 mcf (35%) from level projected in the Company’s filings for 2002.

Standardized Measure of Discounted Future Net Cash Flows from Estimated Production of Proved Oil and Gas Reserves, page 7O

13.	You report that the development of your undeveloped reserves will require approximately 5.3 million dollars, Supplementally, please provide us with the following information:

	•	How you plan to fund this development and the time frame you estimate that these reserves will be developed;

Answer:
The current development plan envisions funding of the projected development projects (new wells, laterals etc.) using internally generated funds and third party capital.  The development is scheduled as follows:

2005	no wells
2006	2 wells
2007	2 well
2008	1 well
2010	1 well (recompletion –new lateral following depletion)

EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.	Page 10

	•Q.	How many wells will be required to be drilled to develop these reserves?
;
	Answer:	A total of six (6) developmental projects have been forecasted in the Company’s plans

	•Q.	The identity of the operators and whether they have indicated that they will drill these wells, if not, please tell us how you plan to drill them?

Answer:
The “Operator of Record” for the projected development projects is Westlands Resources Co. a 100% owned subsidiary of the Company.  Furthermore, Westlands will have the majority interest in the drilling and/or re-entry lateral drilling project wells.

Be advised that, we consider concurrence by the operator and co-owners of undeveloped reserves necessary for reserves to considered reasonably certain to be produced in the future. Lacking this concurrence, you must provide a definitive plan of who will develop the reserves and how the development will be funded,

Mining Engineer Comments

General

14.	In future filings for your property provide the disclosures required by Industry Guide 7 (b). In particular, provide:

	•	The location and means of access to the property.

Answer:
All of Daleco’s mineral properties are located on paved State or Federal, paved roads.  The Kaolin claim is dissected by a two-lane macadam road and owned and maintained by the Bureau of Land Management.  The Calcium Carbonate leases abut roads of the State of New Mexico and the Bureau of Indian Affairs.  The Zeolite Lease is adjacent to roads of the State of Texas and the right-a- way of the Texas Railroad Line in South Texas.

The Registrant will include information in future filings regarding access to its mineral interests, in addition to that contained on page 14 of the 10-K, Transportation, Mineral Interests, as necessary.

	•	Any conditions that you must meet in order to obtain or retain title to the property.

	Answer:	See pages 21 and 22 of the 10-K. The Registrant will include any other pertinent information regarding conditions to hold a lease or claim.

EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.	Page 11

•	A brief description of the rock formation and mineralization of existing or potential economic significance on the property.

Answer:
The Registrant is not certain as to what the Staff is seeking by this request.  Presently, the minerals are separately designated (see pages 11, 21 and 22 of the 10-K).  Daleco would be willing to provide examples of common uses for zeolite, Kaolin and Calcium Carbonate, but any such a list would be incomplete at best.

•	A description of the present condition of the property.

Answer:
The Registrant will include a description of the then condition of each property in each future filing as required. However at the present time all of the Company’s mineral properties are in various stages of development and have undergone what can be described as exploratory excavation mining to recover and test process/crush material for product development. The Company’s Calcium Carbonate deposit is undergoing act mining and commercial material sales have been initiated.

•	A description of any work completed on the property.

Answer:	See page 11 of the 10-K. The Registrant will update this description annually as work progresses on the various properties.

•	A description of equipment and other infrastructure facilities.

Answer:
See page 11of the 10-K.  The Company uses third party miners.  All equipment or structures on the mineral leases are those of the contractors and not Daleco’s. The current equipment deployed on the various mineral sites varies with their the stage of commercial activities as follows:

Calcium Carbonate: The contract operator of this site has extraction, crushers , screens and loading equipment in place.

Kaolin:  There is no equipment specifically assigned and deployed at this site on a full time basis as yet.  Preliminary excavation of minerals for test processing and product development was accomplished by external “for hire” entities.  Pre- excavation  and mine planning coring is scheduled for the month of May 2005.

Zeolite:  This mineral holding is comprised of two separate deposits. The Utah holding is not slatted for initial development but may be “opened should geographic demand warrant. The company’s Texas deposit has been the subject of various extraction efforts over the past few years for product testing and the initiation of sales. Equipment on the property consist of extraction , pre-crushing

EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.	Page 12

and loading units. This equipment is provided on by third party venders contracted by the company to perform work on an as required basis.

Each of the properties have access roads, extraction pits and material staging areas.

•	The current state of exploration of the property.

Answer:	See page 11 of the 10-K. Daleco will update the exploration activities as they occur.

•	The total cost of your property incurred to date and planned future costs.

Answer:
See pages 21 and 22 of the 10-K.  See also Footnote 5 to the Registrant’s financial statements in the 10-K.  Since the Company uses third party contractors, to mine its minerals, the Registrant has no present expectation of being required to make any payments.  Under its agreements with Tecumseh Professional Associates (“TPA”) as the Operator of the Kaolin and the Calcium Carbonate Claims (see Daleco’s Form 8-K dated December 03,2004, Form 8-K dated February 17, 2005 and Form 8-K dated March16, 2005) all costs for operation in the first year are solely those of TPA.  In subsequent years, Daleco must bear 35% of the costs assuming cash flows are insufficient to meet those costs.  The Registrant will include a detailed description of its operating agreements with TPA in future filings.  At present, as previously indicated, the Company currently does not anticipate that, with respect to any of its mineral properties,  the fixed and variable costs  will not warrant any impairment. Should this assumption change, the Company will make the appropriate adjustment.

•	The source of power that can be utilized at the property.

Answer:
It is anticipated that all mining will be performed by third parties.  No processing, other than basic crushing, is done at a mine sight.  The power for all excavation and crushing are currently done by diesel-powered machinery.  As additional Facilities are required and installed to service the specific projects they will be located to take advantage, if possible of the available power grid and if not additional on site generation will be installed.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Answer:
See page 11 of the 10-K.  All of the mineral properties have been cored, and mined.  The Kaolin claims have been tested over several years commencing in late 1950s.  Kaolin was mined from those claims in 1967 and 1968 and used to clean up an oil spill in the Santa Barbara Channel in 1968.  The Calcium Carbonate Claims have been cored and are presently producing from several areas

EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.	Page 13

depending on the specific color, type and characteristics of stone that is ordered by the client. The Marfa Zeolite is also being mined to support Daleco’s sale of ReNuGen™.

Refer to Industry Guide 7 (b) (1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

15.
In future filings insert a small-scale map showing the location and access to your property. Note that SEC’s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet, For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900.  Otherwise, provide the map to the staff for our review.

Answer:  Any Map identifying the properties would be a general road map of the areas in question. To the extent require, Daleco will include such a map. However, the Registrant questions whether the incorporation of a general area map would be beneficial to the Company’s shareholders or other interested parties.

16.	In future filings disclose:
	•	Briefly, describe the person’s business experience during the past five years.
	•	The approximate percent of their time that the officers worked on affairs of your Company this last year.
	•	Other significant responsibilities that they currently have with other companies. See Item 401 of Regulation S-B.

Answer:  The information required by Item 401 has been included in the Company’s Annual  Proxy Statement. (See Part III of the 10-K) To the extent that the Proxy Statement is not filed timely, the information will be included in the Company annual filings.

Marketing and Production Mineral Properties and Timber Clean Age Minerals. Incorporated Interests, page 11

17.
The inferred tonnage reported in the table prepared by Leroy E. Kissinger on page eleven for the Zeolite Calcium Carbonate and Kaolin deposits uses terms other than proven or probable reserves. Only those measures of reserves as set forth in Industry Guide 7 and Item 102 of Regulation S-K are permitted in filings with the SEC Remove this table from the filing.

EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.	Page 14

Answer: All the reserves in the Kissinger Report, page 11of the 10-K are of proved reserves. This will be clarified in future reports

18.
In future filings provide a written consent from any experts whose name you cite, and/or whose work you incorporate into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement.

Answer: Consents of all experts providing subsequent reports in future filings will be included, as required.

EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.	Page 15

Should the Staff require any information in addition to the above, please feel free to contact either Gary J. Novinskie, President of the Company at 610-429-1258 or the undersigned at 215-851-1660.  Thank you in advance for your cooperation and assistance.

Sincerely;

/s/ C. Warren Trainor

C. Warren Trainor

Cc:	Gary J. Novinskie
Alfonso Knoll
Thomas Smith
Vasquez & Company, LLP

STATEMENT OF TAXES DUE

PROPERTY TYPE	COUNTY	DISTRICT	ACCOUNT NO.	YEAR	TICKET NO.
PERSONAL	TUCKER COUNTY	05-DRY FORK	01148786	2004	301382

PROPERTY DESCRIPTION	RATE	CLASS	ASSESSMENT	ASSESSMENT LESS EXEMPTION	HALF YEAR TAX

04 RESCGG 189776	1.4012	3	189776	189776	1329.5
ADDITIONAL UNPAID TICKETS EXIST
				TOTAL	1329.5
				(½ year)

DRI OPERATING COMPANY-BARLAR	MAKE CHECKS PAYABLE AND REMIT TO:
COOPER U #3
P O BOX 722	CAROL D IRONS, SHERIFF
SOUTHEASTERN, PA 19399	318 SECOND STREET
PARSON WV 26287-1242
RETAIN THIS SECTION FOR YOUR RECORDS	304-478-2321

NAME	COUNTY	ACCOUNT NO.	YEAR	TICKET NO.

DRI OPERATING COMPANY-BARLAR	TUCKER COUNTY	01148786	2004	301382
COOPER U #3
P O BOX 722

PAYMENT SCHEDULE SECOND HALF			DISTRICT	PROPERTY TYPE
IF PAID BY:	2ND HALF	FULL YEAR
			05-DRY FORK	PERSONAL
MARCH 1	1296.33	2685.73
MARCH 31	1329.57	2718.97
APRIL 1	1329.57	2728.94
APRIL 30	1339.54	2738.91
ADDITIONAL UNPAID TICKETS EXIST

THIS STATEMENT IS FOR TAXES ASSESSED ON PROPERTY AND OWNED ON JULY 1 OF THE PRECEDING YEAR. TAXES ON PROPERTY YOU OWN THE JULY 1 WILL BE BILLED NEXT YEAR. PLEASE BRING ANY DISCREPANCIES TO THE ATTENTION OF THE COUNTY ASSESSOR.

NAME	COUNTY	ACCOUNT NO.	YEAR	TICKET NO.

DRI OPERATING COMPANY-BARLAR	TUCKER COUNTY	01148786	2004	301382
COOPER U #3
P O BOX 722

PAYMENT SCHEDULE SECOND HALF			DISTRICT	PROPERTY TYPE
IF PAID BY:	2ND HALF	FULL YEAR
			05-DRY FORK	PERSONAL
SEPTEMBER 1	1296.33	2592.66
SEPTEMBER 30	1329.57	2625.90
TEAR OFF AND RETURN THIS PORTION WITH YOUR PAYMENT IF YOU ARE PAYING EITHER THE FIRST HALF OR THE FULL YEAR TAXES.

PLEASE CIRCLE THE AMOUNT PAID
TO AVOID INTEREST CHARGES
PAY THE FULL YEAR AMOUNT
BY SEPTEMBER 1ST.

PLEASE INDICATE ANY ADDRESS
CHANGE BELOW

OCTOBER 31	1339.54	2635.87
NOVEMBER 30	1349.51	2645.84
DECEMBER 31	1359.49	2655.82
JANUARY 31	1369.46	2665.79
FEBRUARY 28	1379.43	2675.76
MARCH 1	1389.40	2685.73
MARCH 31	1389.40	2718.97
ADDITIONAL UNPAID TICKETS EXIST

THIS STATEMENT IS FOR TAXES ASSESSED ON PROPERTY AND OWNED ON JULY 1 OF THE PRECEDING YEAR. TAXES ON PROPERTY YOU OWN THE JULY 1 WILL BE BILLED NEXT YEAR. PLEASE BRING ANY DISCREPANCIES TO THE ATTENTION OF THE COUNTY ASSESSOR.

STATEMENT OF TAXES DUE

PROPERTY TYPE	COUNTY	DISTRICT	ACCOUNT NO.	YEAR	TICKET NO.
PERSONAL	TUCKER COUNTY	05-DRY FORK	01148737	2004	301381

PROPERTY DESCRIPTION	RATE	CLASS	ASSESSMENT	ASSESSMENT LESS EXEMPTION	HALF YEAR TAX

04 RESCGG 285160	1.4012	3	285160	285160	1997.83
ADDITIONAL UNPAID TICKETS EXIST
				TOTAL	1997.83
				(½ year)

DRI OPERATING COMPANY-BARLAR	MAKE CHECKS PAYABLE AND REMIT TO:
COOPER STATE UNIT #2
P O BOX 722	CAROL D IRONS, SHERIFF
SOUTHEASTERN, PA 19399	318 SECOND STREET
PARSON WV 26287-1242
RETAIN THIS SECTION FOR YOUR RECORDS	304-478-2321

NAME	COUNTY	ACCOUNT NO.	YEAR	TICKET NO.

DRI OPERATING COMPANY-BARLAR	TUCKER COUNTY	01148737	2004	301381
COOPER U #3
P O BOX 722

PAYMENT SCHEDULE SECOND HALF			DISTRICT	PROPERTY TYPE
IF PAID BY:	2ND HALF	FULL YEAR
			05-DRY FORK	PERSONAL
MARCH 1	1947.83	4035.61
MARCH 31	1997.83	4085.56
APRIL 1	1997.83	4100.55
APRIL 30	2012.81	4115.53
ADDITIONAL UNPAID TICKETS EXIST

THIS STATEMENT IS FOR TAXES ASSESSED ON PROPERTY AND OWNED ON JULY 1 OF THE PRECEDING YEAR. TAXES ON PROPERTY YOU OWN THE JULY 1 WILL BE BILLED NEXT YEAR. PLEASE BRING ANY DISCREPANCIES TO THE ATTENTION OF THE COUNTY ASSESSOR.

NAME	COUNTY	ACCOUNT NO.	YEAR	TICKET NO.

DRI OPERATING COMPANY-BARLAR	TUCKER COUNTY	01148737	2004	301381
COOPER STATE UNIT #2
P O BOX 722

PAYMENT SCHEDULE SECOND HALF			DISTRICT	PROPERTY TYPE
IF PAID BY:	2ND HALF	FULL YEAR
			05-DRY FORK	PERSONAL
SEPTEMBER 1	1947.88	3895.76
SEPTEMBER 30	1997.83	3945.71
TEAR OFF AND RETURN THIS PORTION WITH YOUR PAYMENT IF YOU ARE PAYING EITHER THE FIRST HALF OR THE FULL YEAR TAXES.

PLEASE CIRCLE THE AMOUNT PAID
TO AVOID INTEREST CHARGES
PAY THE FULL YEAR AMOUNT
BY SEPTEMBER 1ST.

PLEASE INDICATE ANY ADDRESS
CHANGE BELOW

OCTOBER 31	2012.81	3960.69
NOVEMBER 30	2027.80	3975.68
DECEMBER 31	2042.78	3990.66
JANUARY 31	2057.76	4005.64
FEBRUARY 28	2072.75	4020.63
MARCH 1	2087.73	4035.61
MARCH 31	2087.73	4085.56
ADDITIONAL UNPAID TICKETS EXIST

THIS STATEMENT IS FOR TAXES ASSESSED ON PROPERTY AND OWNED ON JULY 1 OF THE PRECEDING YEAR. TAXES ON PROPERTY YOU OWN THE JULY 1 WILL BE BILLED NEXT YEAR. PLEASE BRING ANY DISCREPANCIES TO THE ATTENTION OF THE COUNTY ASSESSOR.

STATEMENT OF TAXES DUE

PROPERTY TYPE	COUNTY	DISTRICT	ACCOUNT NO.	YEAR	TICKET NO.
PERSONAL	TUCKER COUNTY	05-DRY FORK	01152564	2004	301380

PROPERTY DESCRIPTION	RATE	CLASS	ASSESSMENT	ASSESSMENT LESS EXEMPTION	HALF YEAR TAX

04 RESCGG 057968	1.4012	3	2057968	2057968	14418.13
ADDITIONAL UNPAID TICKETS EXIST
				TOTAL	14418.13
				(½ year)

DRI OPERATING COMPANY-BARLAR	MAKE CHECKS PAYABLE AND REMIT TO:
ALLMAN UNIT #1
P O BOX 722	CAROL D IRONS, SHERIFF
SOUTHEASTERN, PA 19399	318 SECOND STREET
PARSON WV 26287-1242
RETAIN THIS SECTION FOR YOUR RECORDS	304-478-2321

NAME	COUNTY	ACCOUNT NO.	YEAR	TICKET NO.

DRI OPERATING COMPANY-BARLAR	TUCKER COUNTY	01152564	2004	301380
ALLMAN UNIT #1
P O BOX 722

PAYMENT SCHEDULE SECOND HALF			DISTRICT	PROPERTY TYPE
IF PAID BY:	2ND HALF	FULL YEAR
			05-DRY FORK	PERSONAL
MARCH 1	14057.68	29124.63
MARCH 31	14418.13	29485.08
APRIL 1	14418.13	29593.21
APRIL 30	14526.27	29701.35
ADDITIONAL UNPAID TICKETS EXIST

THIS STATEMENT IS FOR TAXES ASSESSED ON PROPERTY AND OWNED ON JULY 1 OF THE PRECEDING YEAR. TAXES ON PROPERTY YOU OWN THE JULY 1 WILL BE BILLED NEXT YEAR. PLEASE BRING ANY DISCREPANCIES TO THE ATTENTION OF THE COUNTY ASSESSOR.

NAME	COUNTY	ACCOUNT NO.	YEAR	TICKET NO.

DRI OPERATING COMPANY-BARLAR	TUCKER COUNTY	01152564	2004	301380
ALLMAN UNIT #1
P O BOX 722

PAYMENT SCHEDULE SECOND HALF			DISTRICT	PROPERTY TYPE
IF PAID BY:	2ND HALF	FULL YEAR
			05-DRY FORK	PERSONAL
SEPTEMBER 1	14057.68	28115.36
SEPTEMBER 30	14418.13	28475.81
TEAR OFF AND RETURN THIS PORTION WITH YOUR PAYMENT IF YOU ARE PAYING EITHER THE FIRST HALF OR THE FULL YEAR TAXES.

PLEASE CIRCLE THE AMOUNT PAID
TO AVOID INTEREST CHARGES
PAY THE FULL YEAR AMOUNT
BY SEPTEMBER 1ST.

PLEASE INDICATE ANY ADDRESS
CHANGE BELOW

OCTOBER 31	14526.27	28583.95
NOVEMBER 30	14634.40	28692.08
DECEMBER 31	14742.54	28800.22
JANUARY 31	14850.67	28908.35
FEBRUARY 28	14958.81	29016.49
MARCH 1	15066.95	29124.63
MARCH 31	15066.95	29485.08
ADDITIONAL UNPAID TICKETS EXIST

THIS STATEMENT IS FOR TAXES ASSESSED ON PROPERTY AND OWNED ON JULY 1 OF THE PRECEDING YEAR. TAXES ON PROPERTY YOU OWN THE JULY 1 WILL BE BILLED NEXT YEAR. PLEASE BRING ANY DISCREPANCIES TO THE ATTENTION OF THE COUNTY ASSESSOR.

STATEMENT OF TAXES DUE

PROPERTY TYPE	COUNTY	DISTRICT	ACCOUNT NO.	YEAR	TICKET NO.
PERSONAL	TUCKER COUNTY	05-DRY FORK	03810057	2004	301379

PROPERTY DESCRIPTION	RATE	CLASS	ASSESSMENT	ASSESSMENT LESS EXEMPTION	HALF YEAR TAX

04 RESCGG 279112	1.4012	3	279112	279112	1955.46
ADDITIONAL UNPAID TICKETS EXIST
				TOTAL	1955.46
				(½ year)

DRI OPERATING COMPANY-BARLAR	MAKE CHECKS PAYABLE AND REMIT TO:
JUDY HARIM UNIT #1
P O BOX 722	CAROL D IRONS, SHERIFF
SOUTHEASTERN, PA 19399	318 SECOND STREET
PARSON WV 26287-1242
RETAIN THIS SECTION FOR YOUR RECORDS	304-478-2321

NAME	COUNTY	ACCOUNT NO.	YEAR	TICKET NO.

DRI OPERATING COMPANY-BARLAR	TUCKER COUNTY	03810057	2004	301379
JUDY HARIM UNIT #1
P O BOX 722

PAYMENT SCHEDULE SECOND HALF			DISTRICT	PROPERTY TYPE
IF PAID BY:	2ND HALF	FULL YEAR
			05-DRY FORK	PERSONAL
MARCH 1	1906.57	3950.03
MARCH 31	1955.46	3998.92
APRIL 1	1955.46	4013.58
APRIL 30	1970.13	4028.25
ADDITIONAL UNPAID TICKETS EXIST

THIS STATEMENT IS FOR TAXES ASSESSED ON PROPERTY AND OWNED ON JULY 1 OF THE PRECEDING YEAR. TAXES ON PROPERTY YOU OWN THE JULY 1 WILL BE BILLED NEXT YEAR. PLEASE BRING ANY DISCREPANCIES TO THE ATTENTION OF THE COUNTY ASSESSOR.

NAME	COUNTY	ACCOUNT NO.	YEAR	TICKET NO.

DRI OPERATING COMPANY-BARLAR	TUCKER COUNTY	03810057	2004	301379
JUDY HARIM UNIT #1
P O BOX 722

PAYMENT SCHEDULE SECOND HALF			DISTRICT	PROPERTY TYPE
IF PAID BY:	2ND HALF	FULL YEAR
			05-DRY FORK	PERSONAL
SEPTEMBER 1	1906.57	3813.14
SEPTEMBER 30	1955.46	3862.03
TEAR OFF AND RETURN THIS PORTION WITH YOUR PAYMENT IF YOU ARE PAYING EITHER THE FIRST HALF OR THE FULL YEAR TAXES.

PLEASE CIRCLE THE AMOUNT PAID
TO AVOID INTEREST CHARGES
PAY THE FULL YEAR AMOUNT
BY SEPTEMBER 1ST.

PLEASE INDICATE ANY ADDRESS
CHANGE BELOW

OCTOBER 31	1970.13	3876.70
NOVEMBER 30	1984.79	3891.36
DECEMBER 31	1999.46	3906.03
JANUARY 31	2014.12	3920.69
FEBRUARY 28	2028.79	3935.36
MARCH 1	2043.46	3950.03
MARCH 31	2043.46	3998.92
ADDITIONAL UNPAID TICKETS EXIST

THIS STATEMENT IS FOR TAXES ASSESSED ON PROPERTY AND OWNED ON JULY 1 OF THE PRECEDING YEAR. TAXES ON PROPERTY YOU OWN THE JULY 1 WILL BE BILLED NEXT YEAR. PLEASE BRING ANY DISCREPANCIES TO THE ATTENTION OF THE COUNTY ASSESSOR.